Exhibit 99.5

Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

United States Securities and Exchange Commission

We refer you to the Canadian prospectus supplement (the Prospectus Supplement) of Almonty Industries Inc. (the “Company”) dated December 8, 2025, and the corresponding United States supplement on Form SUPPL dated December 8, 2025 (the “US Supplement”), to the registration statement on Form F-10 (Registration No. 333-291009), as amended. We consent to the incorporation by reference in the Prospectus Supplement and the US Supplement of our report, dated March 18, 2025, with respect to the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years then ended, and notes to the consolidated financial statements including material accounting policy information.

We also consent to the reference to us under the caption “Auditors and Transfer Agent and Registrar” in the Prospectus Supplement and the US Supplement and under the caption “Interest of Experts” in the annual information form of the Company dated March 20, 2025 and filed on March 21, 2025 for the year ended December 31, 2024 that is incorporated by reference in the Prospectus Supplement and the US Supplement.

We confirm that we have read the Prospectus Supplement and the US Supplement and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus Supplement or the US Supplement that are derived from the consolidated financial statements on which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements.

/s/ Zeifmans LLP
Toronto, Canada	Chartered Professional Accountants
December 8, 2025	Licensed Public Accountants

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